Mail Stop 3561

April 4, 2007

Ann A. Jones
Chief Financial Officer
QRS Music Technologies, Inc.
2011 Seward Avenue
Naples, FL 34109

>　**Re:　QRS Music Technologies, Inc.**
>　　　**File No. 000-31955**
>　　　**Form 10-KSB:　For the Fiscal Year Ended June 30, 2006**

Dear Ms. Jones:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief